[RXi Pharmaceuticals Corporation Letterhead]
December 15, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Re:	RXi Pharmaceuticals Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Schedule 14A filed April 23, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010 Filed May 17, 2010
File No. 001-33958
Dear Mr. Riedler:
     Please be advised that, in connection with the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by facsimile on November 10, 2010, with regard to the above referenced filings by RXi Pharmaceuticals Corporation (the “Company”), the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Arthur Price of Ropes & Gray LLP at (617) 951-7402 if you have any questions.

Very truly yours, RXI PHARMACEUTICALS CORPORATION
By:	/s/ Noah D. Beerman
	Name:	Noah D. Beerman
	Title:	President and Chief Executive Officer